United States securities and exchange commission logo





                           March 1, 2023

       Robert Perri
       Chief Executive Officer
       OceanPal Inc.
       Pendelis 26, 175 64 Palaio
       Faliro, Athens, Greece

                                                        Re: OceanPal Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed February 23,
2023
                                                            File No. 333-269961

       Dear Robert Perri:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Edward Horton